

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2022

Richard Fraser-Smith
Chief Financial Officer
Pacific Green Technologies Inc.
8 The Green
Suite 10212
Dover, DE 19901

> **Re: Pacific Green Technologies Inc.**
> **Form 10-K for the Fiscal Year ended March 31, 2021**
> **Filed June 29, 2021**
> **File No. 000-54756**

Dear Mr. Fraser-Smith:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended March 31, 2021

Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 23

1.   We note that while you have provided disclosures indicating you maintain disclosure controls and procedures, you have not provided any conclusions regarding the effectiveness of disclosure controls and procedures in either your annual report or the subsequent interim reports. You are required to conduct an evaluation of the effectiveness of disclosure controls and procedures as of the end of each fiscal quarter pursuant to §240.13a-15 of Regulation 13A; and you must disclose a conclusion regarding the effectiveness to comply with Item 307 of Regulation S-K.

   Please revise your filings as necessary to clarify whether you have conducted the required evaluations and to disclose any conclusions that have been formulated by your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of each fiscal quarter.

<u>Financial Statements</u>
<u>Consolidated Statements of Operations and Comprehensive Income, page F-4</u>

2.   We note that your cost of goods sold and gross profit measures exclude depreciation and amortization expense that may be attributable to the generation of revenue as either cost of goods sold or cost of services under GAAP.

The accommodation in SAB Topic 11:B for presenting an incomplete cost of goods sold measure generally requires that you provide a parenthetical notation identifying the excluded amounts. However, this accommodation does not extend to the measure of gross profit, which should reflect all costs of revenues in accordance with GAAP.

Given your disclosure in Note 2(g), explaining that you generate revenue from the sale of emission control equipment, related services, and design and engineering services, please disclose the extent to which your cost of goods sold measure also includes the cost of services. In conjunction with the foregoing, please describe the composition of amounts reported as "Management and technical consulting" and "Salaries and wage expenses" sufficiently to understand how these relate to business activities and the extent to which such amounts are also attributable to the costs of goods sold or costs of services.

Any amounts attributable to cost of goods sold and cost of services that are presented separately should be repositioned to precede and be reflected in your measure of gross profit. If you wish to retain an incomplete measure of gross profit in MD&A, you will need to select an alternate label for the measure and provide a reconciliation from gross profit in accordance with GAAP to your non-GAAP measure, along with the additional information prescribed by Item 10(e) of Regulation S-K.

Please revise your Statements of Operations and Comprehensive Income, financial statement notes, and the related tabulations and narratives in MD&A, accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation